UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 31, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
JSE Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
NYSE Code: SBGL
("Sibanye Gold" or the "Company")

FINANCIAL EFFECTS PERTAINING TO THE ACQUISITION OF WITS GOLD INCLUDING THE ACQUISITION OF SOUTHGOLD AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1. Introduction

Shareholders are referred to the Firm Intention announcement by Sibanye Gold to make a cash offer to acquire the entire issued ordinary share capital of Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") for a consideration of R11.55 per Wits Gold share ("Proposed Transaction"), or a total consideration of approximately R407 million ("Total Consideration"), incorporating the Company's cautionary announcement, which was jointly released by the Company and Wits Gold on SENS on 11 December 2013 and further cautionary announcements released on 28 January 2014 and 11 March 2014.

2. Southgold

Sibanye Gold wishes to advise that it has successfully concluded its detailed due diligence investigation in relation to Southgold Exploration Proprietary Limited ("Southgold") and that it has taken the final decision to proceed with the acquisition of Southgold subject to the implementation of the Proposed Transaction and the fulfilment of certain outstanding conditions precedent listed below (the "Southgold Acquisition").

Shareholders are referred to the Wits Gold announcement on 5 July 2013, where it was announced that it had submitted a final binding offer ("the Offer") to Mr Peter van den Steen, the business rescue practitioner of Southgold, to acquire Southgold, the sole owner of the Burnstone gold mine and assets ("Burnstone") located in South Africa's Mpumalanga Province. The Offer was included in the business rescue plan that was approved by creditors on 11 July 2013.

Summary of the key terms of the Offer:

- Wits Gold will acquire all of the issued share capital of Southgold together with all shareholder and inter-group loans against Southgold for a purchase price of R100;
- Reduction of Southgold total debt to US$177.3 million ("the Southgold Debt") on the following terms:
  - Upfront payment of US$7.25 million on transaction completion;

- o Back-ranked to new funding to be injected by Wits Gold and to be repaid from the Burnstone mine's free cash flow;
- o Moratorium on interest and capital repayments for 36 months from transaction completion;
- o Southgold Debt attracts interest at LIBOR +4%;
- o Option to settle outstanding balances at any time without penalty; and
- o Southgold Debt ring-fenced to Southgold.
- Wits Gold to provide up to R 950 million of new funding by means of a loan ("Wits Gold Loan"), over time, as working capital to support the production plan;
  - o Wits Gold Loan attracts interest at JIBAR +4%;
  - o Wits Gold Loan to be repaid first:
    - ▪ 90% free cash to Wits Gold Loan; 10% to Southgold Debt
  - o On settlement of the Wits Gold Loan and interest, Southgold Debt will be repaid from free cash flow:
    - ▪ 70% to Wits Gold : 30% to Southgold Debt.

The Offer is still conditional upon the fulfilment of, or waiver by Wits Gold of conditions precedent standard to a transaction of this nature, including but not limited to signature of all definitive transaction agreements, obtaining all necessary regulatory approvals, including, amongst others, the approval of the of the Department of Mineral Resources and Wits Gold confirming that the acquisition of Southgold does not give rise to any adverse tax consequences for Wits Gold and/or Southgold.

Neal Froneman, CEO of Sibanye Gold, commented that "The Burnstone mine has largely been developed, with a significant amount already invested in the mine infrastructure. Sibanye Gold is acquiring the assets on extremely favourable terms and we are confident that this transaction, which is consistent with our strategy to extend the operating life of the Company in order to support the dividend yield strategy, will contribute positively to Sibanye Gold's free cash flow and enhance its longer term value."

3. Closing of the Proposed Transaction

Shareholders are advised that all conditions precedent to the Proposed Transaction have been fulfilled or waived and accordingly the Proposed Transaction will be implemented in accordance with its terms and become effective on 14 April 2014.

4. Unaudited *pro forma* financial effects of the Proposed Transaction and the Southgold Acquisition

Set out below is the unaudited *pro forma* financial effects of the Proposed Transaction and the Southgold Acquisition on Sibanye Gold.

Sibanye Gold announced on 21 August 2013, that it had entered into an agreement with Gold One International Limited to acquire its 74% interest in Newshelf 1114 Proprietary Limited group ("Newshelf") which owns the Cooke underground and surface operations ("Cooke Operations"). The consideration for the Cooke Operations will be approximately 150 million new Sibanye Gold ordinary shares, or such number of shares that represents

17% of Sibanye Gold's issued share capital, on a fully diluted basis ("Consideration Shares"), on the closing date of the transaction ("Cooke Transaction"). The key condition precedent that is yet to be fulfilled is the approval of the Minister of Mineral Resources of South Africa in terms of Section 11 of the Minerals and Petroleum Resources Development Act.

The unaudited *pro forma* effects are prepared for illustrative purposes only and may not fairly present Sibanye Gold's results, financial position or changes in equity after the Cooke Transaction, the Proposed Transaction and the Southgold Acquisition. It has been assumed for the purposes of the *pro forma* financial effects that the Cooke Transaction, the Proposed Transaction and the Southgold Acquisition took place with effect from 1 January 2013 for income statement purposes and on 30 June 2013 for the statement of financial position.

The unaudited *pro forma* financial effects have been prepared by management of Sibanye Gold and are the responsibility of the Board of Directors of Sibanye Gold.

Sibanye Gold has evaluated the Proposed Transactions and the Southgold Acquisition separate from each other and the unaudited pro forma financial effects below reflects the nature and impact of the two transactions separately.

Amounts in R'million unless otherwise stated

	Before the Cooke Transaction, the Proposed Transaction and the Southgold Acquisition (a)	Adjustments due to Cooke Transaction (d)	After the Cooke Transaction, but before the Proposed Transaction and the Southgold Acquisition	Adjustments due to Proposed Transaction (h)	After the Cooke Transaction and the Proposed Transaction but before the Southgold Acquisition	Adjustments due to Southgold Acquisition	After the Cooke Transaction, the Proposed Transaction and the Southgold Acquisition	Percentage change
Profit for the year	290.0	46.6 (e)	336.6	(38.1) (i)	298.5	1 783.8 (k)(l)	2 082.3	618%
Headline profit for the year	880.8	11.5 (e)	892.7	(38.1) (i)	854.2	- (k)	854.2	-3%
No of shares in issue	733 603 546	157 037 992 (d)	890 641 538	n/a	890 641 538	n/a	890 641 538	21%
Weighted average number of shares in issue	566 412 788	157 037 992 (d)	723 450 780	n/a	723 450 780	n/a	723 450 780	28%
Net asset value	8 188.2	3 573.7 (e)	11 761.9	(19.6) (i)	11 742.3	1 783.8 (l)	13 526.0	65%
Net tangible assets	8 188.2	3 573.7 (e)	11 761.9	(19.6) (i)	11 742.3	1 783.8 (l)	13 526.0	65%
Basic earnings per share	51	(5) (f)	47	(5) (f)	41	247	288	462%
Headline earnings per share	156	(32) (f)	123	(5) (f)	118	-	118	-24%

Net asset value per share	1 116	204 (g)	1 321	(2) (g)	1 318	200	1 519	36%
Net tangible asset per share	1 116	204 (g)	1 321	(2) (g)	1 318	200	1 519	36%

Notes:

(a) The "Before the Cooke Transaction, the Proposed Transaction and the Southgold Acquisition" financial information is based on Sibanye Gold's reviewed consolidated interim financial statements of Sibanye Gold for the six months ended 30 June 2013. Sibanye Gold has published provisional financial statements for the year ended 31 December 2013, but to ensure comparability with available public information for Wits Gold and the Cooke Operations Sibanye Gold's reviewed consolidated interim results for the six months ended 30 June 2013 is used.

(b) The financial information for Newshelf, in respect of the Cooke Transaction, and Wits Gold, in respect of the Proposed Transaction, is based on their respective reviewed interim financial statements for the six months ended 30 June 2013.

(c) Transaction fees incurred and forecast for all the transactions have been included in the financial effects.

(d) The adjustment relates to the acquisition of the 74% interest in Newshelf, in exchange for the Consideration Shares. The number of Consideration Shares to be issued is based on 17% of Sibanye Gold's issued share capital on a fully diluted basis as of 30 June 2013.

(e) The estimated consideration for the Cooke Transaction of R3 338 million, is based on the issue of 157 037 992 shares at an issue price of R21.70 per share, being Sibanye Gold's closing share price on 27 March 2014. The adjustment includes the consolidation journals, eliminating the equity of Newshelf and recognising negative goodwill of approximately R59 million on consolidation. Sibanye Gold has not re-valued any of the assets or liabilities of Newshelf and used the values per the Newshelf reviewed interim financial statements for the six months ended 30 June 2013 in determining the negative goodwill. Sibanye Gold would be required to do a purchase price allocation in accordance with IFRS 3 Business Combinations (IFRS 3) once the transaction is completed. The final goodwill or negative goodwill amount will be determined by using the actual consideration and the fair values of the assets and liabilities acquired when the Cooke Transaction is concluded.

(f) The adjustment relates to basic and diluted earnings per share and headline and diluted headline attributable to Sibanye Gold shareholders resulting from the impact of pro forma adjustments and the increase resulting from the impact of the increase in the weighted average number of ordinary shares (from the issue of the 157 037 992 Consideration Shares, as described above). 100% weighting was assumed for the share issue.

(g) The adjustment relates to net asset value and net tangible asset value per share resulting from the impact of pro forma adjustments and reflecting the increase in the number of ordinary shares.

(h) The adjustment relates to the Proposed Transaction, the acquisition of the 100% interest in Wits Gold for the cash Total Consideration.

(i) The adjustment includes the consolidation journals, eliminating the equity of Wits Gold. Wits Gold does not constitute a business and the Proposed Transaction is considered to be outside the scope of IFRS 3 and is accounted for as an asset acquisition in which the cost of the acquisition is allocated between the individual identifiable assets and liabilities based on their relative fair values.

(j) The adjustment relates to the Southgold Acquisition.

(k) As Southgold was under business rescue for the six months ended 30 June 2013, Sibanye Gold's management concluded that the inclusion of Southgold's results for the period would be misleading as it does not represent the true nature of the business being acquired. The financial information, more specific the statement of financial position, is based on Southgold's reviewed interim financial statements for the six months ended 30 June 2013 while the company was under business rescue.

(l) The adjustment includes the consolidation journals, eliminating the equity of Southgold. The Southgold Acquisition would meet the definition of a business combination under IFRS 3 and would require a purchase price allocation in accordance with IFRS 3 once the transaction is completed. Sibanye Gold has calculated the fair value of the Southgold Debt as at 30 June 2013. The fair value of the Southgold Debt is influenced by various factors as the debt will be repaid from free cash flows. In calculating the free cash flow, a gold price of R430 000/kg was applied to the life of mine plan as accepted under the business rescue plan and discounted applying US Dollar discount rate that reflects market assessments at 30 June 2013. The US Dollar fair value of the loan was then converted to Rand applying the period exchange rate of R10.15/USD. Southgold's carrying value of property, plant and equipment is R856 million at 30 June 2013 after the company has recognised an impairment loss of R3.9 billion in 2012. Applying the same assumptions to the life of mine, the fair value of the property plant and equipment is considered to be approximately R3 002 million. Sibanye Gold has not re-valued any of the other assets and liabilities of Southgold and used the values per the Southgold reviewed interim financial statements for the six months ended 30 June 2013 to calculate the negative goodwill of R1 784 million. As Southgold is acquired for the nominal amount of R100.00, any fair value adjustment to property, plant and equipment above R1 218 million will result in negative goodwill.

5. Withdrawal of cautionary

Following the publication of the terms and financial effects of the transaction caution is no longer required to be exercised by shareholders when dealing in their securities in the Company.

Johannesburg
31 March 2014

Corporate adviser	JSE Sponsor
Qinisele Resources Proprietary Limited	JP Morgan
South African Legal Adviser	Canadian Legal Counsel
Edward Nathan Sonnenbergs	Norton Rose Fulbright Canada LLP
US Legal Counsel	
Linklaters LLP	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 31, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer